14888 Auburn Sky Drive, Draper, UT 84020	Brian Higley
(801) 634-1984	Attorney at Law
brian@businesslegaladvisor.com	Licensed in Utah

December 7, 2023

Division of Corporation Finance

Office of Industrial Applications and Services

Securities and Exchange Commission

Washington, DC 20549

Re:	Trans American Aquaculture, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed October 5, 2023
File No. 333-274059

Dear Mr. O'Leary:

We are in receipt of your letter dated November 1, 2023, setting forth certain comments to the amended Registration Statement on Form S-1 (the “S-1”), which was filed on October 5, 2023 by Trans American Aquaculture, Inc., a Colorado corporation (the “Company”). In response to your comments, the Company can provide you with the following information in response to your comments:

Amendment No. 1 to Registration Statement on Form S-1 filed October 5, 2023

Cover Page

1.	We note your disclosure that "[t]he Selling Security Holder identified in this prospectus may offer the shares of Common Stock from time to time through public or private transactions at prevailing market prices or at privately negotiated prices." We also note that your common stock is currently quoted on the OTC Pink marketplace. Please note that the OTC Pink marketplace is not an established public trading market into which a selling shareholder may offer and sell shares at other than a fixed price. Accordingly, please revise your cover page disclosure, and make corresponding changes elsewhere in the prospectus, to disclose a fixed price at which the selling stockholders will offer and sell shares until your shares are listed on a national securities exchange or quoted on the OTCQX or OTCQB, at which time they may be sold at prevailing market prices. Refer to Item 501(b)(3) of Regulation S-K. Make conforming changes to the disclosure in your Plan of Distribution.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 2 to the Registration Statement on Form S-1 (the “Registration Statement”) which eliminates the registration of the “Warrant Exercise Shares” and the “Preferred Conversion Shares.” As the remaining shares are an “equity line financing,” the shares may be sold at market prices by the Selling Shareholder.

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2.	As a related matter, you disclose here and throughout your filing that your common shares are "publicly traded on the OTC Markets." Please revise your disclosure to clarify that your shares are quoted on the OTC Pink marketplace. Please include a risk factor as appropriate describing any related risks specific to the OTC Pink marketplace.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 2 to the Registration Statement which clarifies that the Company is quoted on the OTC Pink marketplace, as requested. In addition, several previously-disclosed risk factors have been tailored to clarify the risks of the OTC Pink marketplace, specifically.

3.	We note your disclosure elsewhere in the filing that you have Series B, Series C, and Series D Preferred Stock outstanding, and that these classes of securities have different voting rights than the common shares you are registering in your offering. Please revise the disclosure on your cover page to briefly describe the voting rights of these securities, including, if true, that holders of these securities are entitled to a greater amount of votes per share than your common shares on any matter submitted to a vote of your shareholders. Describe the influence that holders of these securities may have on matters submitted to a vote of your shareholders.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 2 to the Registration Statement which adds disclosure on the cover page to briefly describe the voting rights of the shares of Preferred Stock issued and outstanding, including, that the holders of those securities are entitled to a greater amount of votes per share than the common shares on any matter submitted to a vote of our shareholders. Disclosure has also been added to describe the influence that holders of those securities may have on matters submitted to a vote of our shareholders.

Prospectus Summary, page 1

4.	Please substantiate your statements that refer to "superior," "highest standard of care," and "premium" here and elsewhere in the prospectus. For example:

•	"[P]romising our customers a superior product developed from the highest standard of care.;"
•	"We have and will continue to utilize superior genetic linage broodstock for cultivation;" and
•	"[W]e are a leading aquaculture company that provides premium quality, farm-raised pacific white shrimp"

In addition, please clarify what is meant by "authentic" and "sustainable" practices, where you refer to how you raise and harvest your shrimp.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 2 to the Registration Statement which adds disclosure to substantiate statements the Company refers to “superior,” “highest standard of care,” and “premium.” In addition, disclosure was added to clarify what is meant by “authentic” and “sustainable” practices where the Company refers to how it raises and harvests its shrimp.

5.	To provide investors with additional context about your business, please revise your prospectus summary to disclose, as you do elsewhere in the filing, that you have had an accumulated deficit since inception, the amount of your accumulated deficit as of the financial periods presented in the filing, and that you have yet to attain profitable operations. Please also disclose that if you do not obtain additional financing, you will face the risk of going out of business.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 2 to the Registration Statement which adds requested disclosure in the prospectus summary about accumulated deficit.

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6.	We note your disclosure that "[o]ur management is currently engaged in actively pursuing multiple financing options in order to obtain the capital necessary to execute our business plan." Please briefly describe the financing options, including the status of any negotiations or agreements.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 2 to the Registration Statement which eliminates the reference to “multiple financing options.”

We are currently in default of secured debt . . . ., page 5

7.	We note your disclosure that you are in default on a Secured Promissory Note from June 2017. Please expand this disclosure here to provide more information on the default, remedies, and any penalties or premiums that would be applied if repayment is made. Please disclose if any of the proceeds from the Equity Financing Agreement will go toward repaying this note, and discuss any other financing you have entered into or are pursuing to repay this note. Additionally, please provide an update on the status of the company entering into a repayment plan. Finally, please make revisions to the disclosure in your "Liquidity" discussion in "Management's Discussion and Analysis of Financial Condition and Results of Operations," to describe the impact, if any, of this default on your liquidity and operations.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 2 to the Registration Statement which adds an expanded disclosure on the default, remedies, and any penalties or premiums that would be applied if repayment is made.

Our stock price may be volatile., page 13

8.	We note your disclosure that the market price of your stock is likely to be highly volatile, due to a bulleted list of factors including "[t]he impact of conflict between the Russian Federation and Ukraine on our operations." Please revise your disclosure to include a risk factor describing the relevant impacts of this conflict on your business.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 2 to the Registration Statement which eliminates the reference to the impact of the conflict between the Russian Federation and Ukraine as management does not believe it is a material risk to the Company.

Private Placement

Equity Financing Agreement, page 17

9.	We note that your equity financing agreement can terminate upon the passage of 24 months from the date of the financing agreement. Please revise to include a discussion of the likelihood that you will receive the full amount of proceeds available under the equity line agreement. Make conforming changes to your risk factor disclosure, including a discussion of the effects on your business if you do not receive the full amount of the equity line.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 2 to the Registration Statement which includes disclosure about the estimated financing needs under the EFA and also risks in case the Company doesn’t have access to its estimated financing needs.

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Use of Proceeds, page 19

10.	You disclose that "[t]o the extent we receive proceeds from the Puts to the Selling Security Holder, we will use those proceeds for general corporate and working capital purposes and acquisitions or assets, businesses or operations or for purposes our Board of Directors deems to be in the best interests of the Company." Please clarify if any of the proceeds will be used to discharge indebtedness, and if so, please include the additional disclosures required under Item 504 of Regulation S-K.

RESPONSE: No proceeds from sales under the EFA will be used to discharge indebtedness. Any indebtedness will be repaid from the proceeds of shrimp and broodstock sales.

Market Price of Common Stock and Other Stockholder Matters, page 21

11.	We note your disclosure here that "the likely effect of designation as a penny stock is to decrease the willingness of broker-dealers to make a market for the stock, to decrease the liquidity of the stock and increase the transaction cost of sales and purchases of these stocks compared to other securities." Please revise your risk factor disclosures related to your penny stock designation to include a similar discussion of these risks.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 2 to the Registration Statement which revised the risk factor titled, “Because the SEC imposes additional sales practice requirements on brokers who deal in our shares that are penny stocks, some brokers may be unwilling to trade them. This means that investors may have difficulty reselling their shares and may cause the price of the shares to decline” to include disclosure of the additional risks, as requested.

Management's Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies, page 23

12.	Please provide a critical accounting policy disclosure that explains why your inventory balance tripled between December 31, 2022 and June 30, 2023 even though there were the same number of shrimp at both dates (pp. F-7 and F-21). Disclose the specific procedures that you use to apply your inventory accounting policies. For example, it is not clear how you reasonably determined that the net realizable value of each shrimp exceeds $125 each ($498,232/4,000). Further, it is not clear how you reasonably determined that all 4,000 inventory items existed at each Balance Sheet date thus precluding the need for an inventory allowance. In this regard, we note the mortality risk factors disclosed on page F-9. Clarify how you determined that your inventory is stated at the lower of cost or NRV given that your historical cost of sales have substantially exceeded corresponding revenues. See the disclosure guidance in Item 303(b)(3) of Regulation S-K.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 2 to the Registration Statement which added the requested critical accounting policy disclosure.

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Results of Operations for the Three-Months Ended June 30, 2023 and 2022, page 24

13.	We note your disclosure that the increase in professional fees for the three-months ended June 30, 2023 "was due to increased legal and accounting fees due to [y]our merger with GRPS and the filing of this Registration Statement." In an appropriate place in your filing, including the description of your business, please provide additional details regarding your merger with GRPS, including the material terms of the merger, a description of any merger or related agreements, the parties to the merger, the merger consideration and the date the merger closed. File any relevant merger agreement as an exhibit to your registration statement. See Item 601(b)(10) of Regulation S-K.

RESPONSE: Disclosure regarding the merger with GRPS is included under the subheading “Reverse Acquisition,” in the BUSINESS section. The Definitive Equity Exchange Agreement dated September 13, 2022 with TAA, the members of TAA, and Adam Thomas was attached at Exhibit 2.2 to the S-1/A.

Results of Operations For the Years Ended December 31, 2022 and 2021, page 26

14.	We note your disclosure that "[i]n 2022, the Company focused efforts primarily on the development of genetic lines and did not produce a meaningful harvest." Please revise to disclose whether this trend continued into your 2023 fiscal year, and whether you expect this trend to continue in future financial periods. Refer to Item 303(b)(2)(ii) of Regulation S-K.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 2 to the Registration Statement which added disclosure to clarify whether the 2022 trend of focusing efforts on the development of genetic lines would continue into the 2023 fiscal year and future financial periods.

Liquidity and Capital Resources, page 27

15.	We note your reference here to "the farm note." In the description of your liquidity, please include a detailed discussion of the farm note, including but not limited to the parties to the farm note, the date you entered into the farm note, the outstanding principal amount of the farm note, and any relevant interest payments. As a related matter, in this section of your filing, please describe any other debt instruments to which you are a party or were a party in the financial periods presented in the filing, and describe the material terms of these debt instruments, as appropriate. In this regard, we note your reference to "notes payable" elsewhere in the filing and your discussion of long-term debt and notes payable in the notes to the financial statements. Revise your risk factor disclosure to include any risks to investors related to your current debt obligations, including the impact of the same on your ability to incur additional debt in the future.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 2 to the Registration Statement which added disclosure to the “Liquidity and Capital Resources” section to further describe the farm note. In addition, additional risk factor disclosure has been added to include risks to investors related to our current debt obligations, including the impact of our debt obligations on our availability to incur additional debt in the future.

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Business

Organization, page 29

16.	We note your references throughout this section to "the Company," "Trans American Aquaculture, LLC," "TAA," "we," Adam Thomas, and Richard Goulding. To provide investors with the clarity needed to understand the relevant transactions discussed in this section, please revise your disclosure to clearly describe the entity to which each of these terms refer and the party each of the relevant persons represented or was affiliated with at the time of the Change in Control and Reverse Acquisition.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 2 to the Registration Statement which provided clarification language as to the relevant transactions discussed in the sections titled, “Change in Control” and “Reverse Acquisition.”

Our Business, page 30

17.	Please address the following issues related to your statements about your business:

•	Where you disclose that your shrimp are raised to "exceed industry standards," please clarify what these standards are and how your shrimp exceed these standards.

•	We note your statement "We believe this to be a byproduct of the natural environment along with our tried-and-true methods that provide a unique combination unlike anywhere else." Please provide more context as to why you believe this combination of factors is "unlike anywhere else."

•	Please disclose the measure by which you determine your shrimp to be a "superior product."

•	You disclose that "[y]our onsite maturation and hatchery facilities give [you] a distinct advantage on all other farms in Texas." Please clarify why you believe your facilities give you this advantage, including a description of how other farms in Texas compare to your facilities.

•	We note your disclosure that your facility has been capable of producing shrimp of greater than 28 grams on a large-scale consistent basis. Please revise your disclosure to clarify whether your facilities are currently producing these shrimp on a large-scale consistent basis.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 2 to the Registration Statement which provided additional disclosure in the “Our Business” section, as requested.

18.	We note your disclosure on page 6 that "We believe that we currently have a strong sales program with various buyers, but we do not have contracts in place with those buyers." Please amend the description of your business and products to clarify how you distribute and sell your product. Your disclosure should clearly describe how you generate revenue, including a description of your target customers and your sales program. As a related matter, we note your disclosure that you may seek to manage your exposure to fluctuations in shrimp prices through, among other things, secondary processing activities. Disclose whether you have historically or currently engage in secondary processing activities, and describe how these activities differ from your typical sales program.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 2 to the Registration Statement which included a section titled “Sales and Distribution” which provided the requested disclosure.

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Our Products, page 31

19.	We note your disclosure that "the product cycle for post-larvae (PL) is 21 days, so new PLs can be sold every 21 days." We also note that there appear to be several steps in your diagram on page 32 prior to the larval stage. Please revise your disclosure to clarify the full length of time for the shrimp life cycle until you harvest your product for sale. In addition, please revise your disclosure to explain how this life cycle relates to your inventory and sales process.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 2 to the Registration Statement which revised disclosure to clarify the full length of time for the shrimp life cycle until the Company harvests its product for sale and to provide an explanation of how the life cycle relates to the Company’s inventory and sales process.

Our Markets

United States, page 33

20.	Please revise your disclosure to provide support for the following statements or characterize the same as management's opinions or beliefs:

•	"[C]ompetitors focus on intensive methods that produce smaller shrimp." Please also clarify if this statement refers to all or some of your competitors.

•	"The demand for shrimp continues to rise and, more importantly, the demand for premium quality product should impact prices positively going forward as demand starts to again outpace supply."

•	"The world's largest consumer markets for shrimp are (in order): China, the U.S., and the EU+UK, with China consuming roughly 24% (1.8 MMT) of all produced shrimp. The U.S. and EU account for roughly 10% each. Japan, being the 4th largest consumer of shrimp, prefers larger, higher quality head on shrimp, but per capita consumption is very dependent on the value of the Yen."

•	"Recent developments around the use of antibiotics in Indian grown shrimp by the EU, could significantly impact the exports by Indian countries. Indian shrimp imports account for almost 40% of total imports for both the EU and the U.S. While the U.S. has not expressed the same concern as the EU, the Food and Drug Administration (the “FDA”) does follow closely the decisions of the EU on seafood imports. Any reduction in importation of Indian shrimp to either the EU or U.S. will have dramatic effects on regional prices."

•	"Pacific Vannemei is the leading species of farm raised shrimp and is the preferred shrimp in China, the U.S., and the EU. Head on/shell on (“HOSO”) are preferred in both China and the EU. The U.S. preference for head less/shell on and other highly processed end products forms (breaded, cooked) causes increases in unit cost not experienced in Chinese and European markets."

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 2 to the Registration Statement which provided support for the statements, as requested.

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Target Markets and Segmentation, page 34

21.	Please provide support for the data you disclose in this section. For example, you provide footnotes with sources for the first two bullet points at the bottom of page 34, but the other bullet points on pages 34 and 35 do not include citations.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 2 to the Registration Statement which eliminates some of the data that required references.

22.	You disclose that "[w]hile China continues to be a net importer of shrimp, we have decided to focus on these three markets listed above due to the high demand and varying market conditions." It appears that you are referring to the United States, European Union, and Japan; however, you discuss only your reasons for targeting the U.S. and EU markets. Please revise your disclosure to clarify the third market you intend to target and why.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 2 to the Registration Statement which added disclosure about reasons for targeting Japan, as requested.

Government Regulation, page 36

23.	We note your disclosure that your farm and operations require "various" permits. Please expand your discussion here to disclose the permits required and affirmatively disclose whether you have obtained these permits. In addition, you disclose elsewhere in your filing that most of the jurisdictions in which you plan to operate may require you to obtain production licenses. Please briefly describe the licensing regulations, and whether you have obtained any required licenses to date. Finally, in your risk factor disclosures, you note that shrimp farming and processing industries are subject to food safety and environmental regulations. Please describe the relevant food safety and environmental regulations here.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 2 to the Registration Statement which clarifies permits required and affirmatively discloses whether the Company has obtained permits.

Inventory, page F-21

24.	Please expand your 2021-2023 financial statement footnote disclosures to quantify the material components included in the inventory balance i.e. feed, fish in process, fish for sale, etc.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 2 to the Registration Statement which expands the 2021-23 financial statement footnote disclosures to quantify the material components included in the inventory balance.

We hereby acknowledge the Company and its management are responsible for the adequacy and accuracy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please feel free to contact me if you have any questions on the responses to your comments.

Sincerely,

/s/ Brian Higley
Outside Legal Counsel

cc:	Adam Thomas, CEO

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